UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549
                          SCHEDULE 13D
            UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         AMENDMENT NO. 4

                     STIFEL FINANCIAL CORP.
                        (Name of Issuer)

                             COMMON
                 (Title of Class of Securities)

                            860630102
                         (CUSIP Number)

                          JOHN LATSHAW
                        3 DUNFORD CIRCLE
                   KANSAS CITY, MISSOURI 64113
                         (816) 361-6161
         (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                          July 25, 1995
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                    SCHEDULE 13D


CUSIP NO. 860630102                         PAGE 2 OF 12 PAGES

1    Name of Reporting Person
     SS or IRS Identification No. of Above Person
     LATSHAW ENTERPRISES, INC.    44-0427150

2.   Check the appropriate Box if a Member of a Group    (a) /X/
                                                         (b) / /

3.   SEC Use Only

4.   Source of Funds
     WC

5.   Check Box if Disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)              / /

6.   Citizenship or Place of Organization
     DELAWARE

7.   Sole Voting Power
     -0-

8.   Shared Voting Power
     75,014

9.   Sole Dispositive Power
     -0-

10.  Shared Dispositive Power
     75,014

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person
     75,014

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares                                          / /

13.  Percent of Class Represented by Amount in Row (11)
     1.78%

14.  Type of Reporting Person
     CO

                          SCHEDULE 13D


CUSIP NO. 860630102                         PAGE 3 OF 12 PAGES

1    Name of Reporting Person
     SS or IRS Identification No. of Above Person
     JOHN LATSHAW   486039538

2.   Check the appropriate Box if a Member of a Group   (a) /X/
                                                        (b) / /

3.   SEC Use Only

4.   Source of Funds
     PF

5.   Check Box if Disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)             / /

6.   Citizenship or Place of Organization
     UNITED STATES OF AMERICA

7.   Sole Voting Power
     243,219

8.   Shared Voting Power
     75,014

9.   Sole Dispositive Power
     243,219

10.  Shared Dispositive Power
     75,014

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person
     318,233 (Includes shares beneficially owned by Latshaw
     Enterprises, Inc.)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares                                          / /

13.  Percent of Class Represented by Amount in Row (11)
     7.56% (Includes shares beneficially owned by Latshaw
     Enterprises, Inc.)

14.  Type of Reporting Person
     IN


ITEM 1.   SECURITY AND ISSUER.

     The class of equity securities to which this statement relates is the Common Stock $0.15 par value of Stifel Financial Corp. (the "Shares"). The principal executive offices of Stifel Financial Corp. (the "Issuer") are located at 500 North Broadway, St. Louis, Missouri 63102.


ITEM 2.   IDENTITY AND BACKGROUND.

     This statement is filed by Latshaw Enterprises, Inc., a Delaware corporation ("Laten"), and Mr. John Latshaw, Chairman of the Board, Managing Director, Chief Executive Officer and a stockholder of Laten.

     The principal business of Laten is manufacturing, and through its subsidiaries it produces component parts for a wide range of original equipment manufacturers, as well as consumer products. The address of Laten's principal business and principal office is 2533 South West Street, Wichita, Kansas 66217. Laten has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor during the last five years has Laten been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mr. John Latshaw is an individual who resides at 3 Dunford Circle, Kansas City, Missouri 64112. His present principal occupations are Chairman of the Board of Directors, Managing Director and Chief Executive Officer of Laten and Chairman of the Board of Directors of Wescon Products Company, a wholly-owned subsidiary of Laten. Mr. Latshaw's principal business office with Laten and Wescon Products Company is 3 Dunford Circle, Kansas City, Missouri 64112. Mr. Latshaw is a United States citizen. Mr. Latshaw has not during the last five years been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor during the last five years has he been a party to a civil proceeding of any judicial or administrative body resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mr. Latshaw beneficially owned 664,660 shares of common stock of Laten as of July 25, 1995, including 281,600 shares which Mr. Latshaw has the present right to acquire upon conversion of Variable Interest Rate Convertible Subordinated Debentures due November 8, 2022 owned by him and 266,000 shares owned by Con-Lib Holding Company. If Mr. Latshaw converted his Debentures into common stock, and no other Debentures were converted, Mr. Latshaw would own 69.2% of the outstanding common stock of Laten.

     Other than Mr. Latshaw, the Executive Officers, Directors and persons known to be the beneficial owners of more than 5% of the outstanding stock ("5% Beneficial Owners") of Laten are:


                       Executive Officers


Michael E. Bukaty   P.O. Box 7710               President and Chief
                    Wichita, Kansas 67277       Operating Officer

David G. Carr       P.O. Box 7710               Senior Vice
                    Wichita, Kansas 67277       President,
                                                Chief Financial
                                                Officer and
                                                Secretary

                            Directors


James C. Gale       315 West 106th Street,      Managing Director
                    Apt. 4A                     of Gruntal & Co.,
                    New York, NY  10025         Inc., New York,
                                                investment bankers

L. Chandler Smith   18 Coventry Court           Director of
                    Shawnee Msn., KS 66208      Corporate
                                                Development
                                                of Laten

Elizabeth A. Reid-  1444 Miller Drive           Private Investor
     Scott          Los Angeles, CA  90069

Michael E. Bukaty   P.O. Box 7710               President and Chief
                    Wichita, KS  67277          Operating Officer of Laten

Constance H.        3 Dunford Circle            Private Investor
     Latshaw        Kansas City, MO  64112

David M. Pangrac    518 Marina Drive            Consultant employed
                    P.O. Box 2736               with Pangrac &
                    Port Aransas, TX  78373     Associates
                                                Consultants, Inc.,
                                                network and
                                                communications
                                                consultants

     Beneficial Owners of More Than 5% of Outstanding Shares

Lazard Freres         One Rockefeller Plaza     Investment Advisor
     & Co., L.L.C.    New York, NY  10020       Registered Under
                                                Section 203 of the
                                                Investment Advisors
                                                Act of 1940

As of July 31, 1995, Lazard Freres & Co., L.L.C., owned 54,800 shares comprising approximately 11% of the outstanding stock of Laten.


Con-Lib Holding     3 Dunford Circle           Investment general
     Company        Kansas City, MO 64112      partnership
Gerard J. Mos III,
General Manager

As of July 31, 1995, Con-Lib Holding Company owned 266,000 shares comprising approximately 39.6% of the outstanding stock of Laten.


Latshaw Enterprises  P. O. Box 419226        Employee Stock
Employee Stock       Kansas City, MO 64141   Ownership Plan
Ownership Plan
 and Trust

As of July 31, 1995, the Latshaw Enterprises, Inc. Employee Stock
Ownership Plan and Trust (the "ESOP") owned 96,014 shares comprising approximately 19.4% of the outstanding stock of Laten.

     None of the Executive Officers, Directors or 5% Beneficial Owners identified above, excluding Lazard Freres & Co., L.L.C., has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any Executive Officer, Director or 5% Beneficial Owner identified above, excluding Lazard Freres & Co., L.L.C., during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. All Executive Officers, Directors and 5% Beneficial Owners identified above, excluding Lazard Freres & Co., L.L.C., Con-Lib Holding Company and the ESOP, are citizens of the United States of America. Lazard Freres & Co. is a New York limited liability company. Con-Lib Holding Company is a Missouri general partnership. The ESOP is an employee benefit plan qualified under Section 401 of the Internal Revenue Code of 1986, as amended.

     Laten and Mr. Latshaw have no information or knowledge of whether Lazard Freres & Co., L.L.C. has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, and Laten and Mr. Latshaw make no representations concerning Lazard Freres & Co., L.L.C.

     The inclusion of 5% Beneficial Owners in this Schedule 13D shall not be deemed an admission that any or all of such persons directly or indirectly control Laten.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     As of July 25, 1995, Mr. Latshaw has purchased an additional 45,000 Shares for a gross amount of $324,074 since the filing of Amendment No. 3 to the Schedule 13D. The source of such consideration was Mr. Latshaw's personal funds. Since the filing of Amendment No. 3, Laten has received 6,974 Shares and Mr. Latshaw has received 20,016 Shares in a stock dividend paid by the Issuer.

     Amendment No. 3 to the Schedule 13D reported that (a) the amount of consideration used in making the purchases of additional Shares since the filing of Amendment No. 2 to the
Schedule 13D was $373,545.50 as of June 29, 1993, (b) the source of such consideration was Mr. Latshaw's personal funds and (c) Laten received 3,240 Shares and Mr. Latshaw received 6,165 Shares in a stock dividend paid by the Issuer in October, 1992.

     Amendment No. 1 to the Schedule 13D reported that the source of funds for additional purchases of Shares as of November 1, 1989 by Laten was Laten's working capital, the amount of such funds aggregating $76,553.57, and that since the initial filing on Schedule 13D, Laten had also sold 28,500 Shares of the Issuer. Amendment No. 1 also reported that the amount of consideration for the additional Shares purchased by Mr. Latshaw as of November 1, 1989 was $329,345.37, that Mr. Latshaw purchased all shares owned by him on margin in B.C. Christopher Securities Co. Account No. 740-66600-1-4-007 and that Mr. Latshaw's personal funds satisfied the account's equity requirements.

     The initial filing of the Schedule 13D reported that the source of funds for all purchases of Shares by Laten was Laten's working capital, the amount of such funds aggregating $814,876 as of January 24, 1989. The initial filing also reported that Mr. Latshaw had purchased 69,677 Shares for a gross amount of $474,614 as of January 24, 1989, that Mr. Latshaw purchased all Shares owned by him on margin in B.C. Christopher Securities Co. Account No. 740-66600-1-4-007 and that Mr. Latshaw's personal funds satisfied the account's equity requirements.

     The amount of consideration reported in the Schedule 13D and all amendments thereto is the total amount expended by Laten and Mr. Latshaw to purchase Shares, without subtracting proceeds received in respect of sales of Shares.

     This Item is inapplicable to the other Executive Officers, Directors and 5% Beneficial Owners of Laten.


ITEM 4.   PURPOSE OF TRANSACTION.

     Laten has no present agreement or understanding with respect to, and does not presently have any plans or proposals which relate to or would result in any of the matters enumerated under Item No. 4 of Schedule 13D. However, Laten reserves the right to acquire or dispose of Shares, depending upon circumstances existing from time to time, including market conditions. Laten may consider all options for potential future actions as may be in its interests.

     Mr. Latshaw has no present agreement or understanding with respect to, and does not presently have any plans or proposals which relate to or would result in any of the matters enumerated under Item No. 4 of Schedule 13D. However, Mr. Latshaw reserves the right to acquire or dispose of Shares, depending upon circumstances existing from time to time, including market conditions. Mr. Latshaw may consider all options for potential future actions as may be in his interests.

     This Item is inapplicable to the other Executive Officers, Directors and 5% Beneficial Owners of Laten.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) Laten, together with Mr. John Latshaw owned 318,233 shares on July 25, 1995, which they believe to be 7.56% of the entire class of shares of the Issuer.

     Laten owned 75,014 Shares on July 25, 1995, which it believes to be 1.78% of the entire class of shares of the Issuer.
Laten owns no additional shares beneficially.

     Mr. John Latshaw owned 243,219 Shares on July 25, 1995, which he believes to be 5.78% of the entire class of Shares of the Issuer. Mr. Latshaw beneficially owned the 75,014 Shares owned by Laten on July 25, 1995.

     Laten and Mr. Latshaw are not aware of any ownership of Shares by the other Executive Officers, Directors or 5%
Beneficial Owners identified herein.

     (b) Mr. Latshaw has the sole power to vote, or to direct the vote, and the sole power to dispose, or to direct the disposition of the Shares owned by him. As the Chairman of the Board, Managing Director and Chief Executive Officer of Laten, Mr. Latshaw shares with Laten the power to vote, or to direct the vote, and the power to dispose, or direct the disposition of the Shares owned by Laten.

     (c)  During the period beginning sixty days prior to July
25, 1995, Mr. Latshaw effected the following purchases through Mr. Latshaw's account with Stifel, Nicolaus & Company.

Date                Number of Shares       Price per Share

7/24/95                 6,000                   7 1/8
7/25/95                 4,000                   7

     All shares purchased by Mr. Latshaw were obtained on the open market through Stifel, Nicolaus & Company.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

     (e)  Not applicable.


ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
        RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Laten is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the Shares other than as described in Item
5. None of the Shares owned by Laten are pledged or otherwise subject to any contingency the occurrence of which would give another person voting power or investment power over such Shares.

     Mr. Latshaw is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the Shares other than as described in Item
5. None of the Shares owned by Mr. Latshaw are pledged or otherwise subject to any contingency the occurrence of which would give another person voting power or investment power over such Shares.

     This Item is inapplicable to the Executive Officers, Directors and 5% Beneficial Owners of Laten.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1.  Statement of joint filing.

                                                Schedule 13D
                                                Amendment No. 4
                                                August 11, 1995





                           SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                LATSHAW ENTERPRISES, INC.



August 11, 1995                 By: /s/ John Latshaw
                                    John Latshaw, Chairman of the
                                    Board, Managing Director and
                                    Chief Executive Officer




     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



August 11, 1995                 /s/ John Latshaw
                                John Latshaw, Individually

                EXHIBIT INDEX TO AMENDMENT NO. 3
                         TO SCHEDULE 13D



No.         Description of Exhibit


1.        Statement of Joint Filing

- -146189